UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 344th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: December 12, 2018, at 5 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE and ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The Member of the Board of Directors Mr. Narcís Serra Serra was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by vote delegation. The General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. EXPOSITIONS AND RESOLUTIONS:

4.1. The election of Mr. Christian Mauad Gebara, Brazilian, married, business administrator, bearer of the Identity Card No. 15.548.716-4 SSP/SP, enrolled with CPF/MF under No. 203.838.628-50, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Eng. Luis Carlos Berrini, nº 1376, Cidade Monções, CEP 04571-936, for the position of Chief Executive Officer of the Company, replacing Mr. Eduardo Navarro de Carvalho. The term of the Chief Executive Officer now elected shall begin on January 1st, 2019, in complement to the current term, and shall end on the date of the first Meeting of the Board of Directors to be held after the General Shareholders’ Meeting of 2019. The Board of Directors also approved the appointment of Mr. Christian Mauad Gebara to the role of Member of the Board of Directors, vacant since the Extraordinary Shareholders’ Meeting held on November 30, 2018. The term of the Member of the Board of Directors now elected shall begin on January 1st, 2019, in complement to the current term, and shall end on the date of the next General Shareholders’ Meeting. Mr. Eduardo Navarro de Carvalho will remain as Chairman of the Board of Directors of the Company.

On this occasion, the Members of the Board of Directors expressed their thanks to Mr. Eduardo Navarro de Carvalho for the relevant services rendered to the Company in the performance of said position, wishing continuous success in his new endeavors at Telefónica Group, also wishing the best of success to Mr. Christian Mauad Gebara in his new challenges to be undertaken.

Minutes of the 344th MBD of 12.12.2018 Page 1/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 344th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

The Chief Executive Officer now elected informed that he is not under legal impediments to exercise the position for which he was elected and that he is able to sign the clearing declaration referred to in art. 147 of Law 6,404/1976 and CVM Instruction No. 367/2002. The Chief Executive Officer shall be invested in his position on January 1st, 2019, upon signature, on that date, of the term of investiture and the clearing declaration, which shall be filed at the Company's headquarters.

On January 1st, 2019, Mr. Christian Mauad Gebara will take over the position of Chief Executive Officer, and from then on the Company's Board of Executive Officers will be composed by: (i) Christian Mauad Gebara, Chief Executive Officer; (ii) David Melcon Sanchez-Friera, Chief Financial Officer and Investor Relations Officer; and (iii) Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, December 12, 2018. (aa) Eduardo Navarro de Carvalho – Chairman of the Board; Members of the Board of Directors: Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra; Roberto Oliveira de Lima and Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 344th Meeting of the Board of Directors of Telefônica Brasil S.A., held on December 12, 2018, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Continuation of Minutes of the 344th MBD of 12.12.2018 Page 2/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 344th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

Secretary

Continuation of Minutes of the 344th MBD of 12.12.2018 Page 3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 12, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director